News Release

Media Contact:	Investor Contact:
Sharlene Myers	David G. McLennan
Manager, Global Public Relations	Chief Financial Officer
+1 (604) 232-1445	+1 (604) 231-1181
smyers@sierrawireless.com	investor@sierrawireless.com

Sierra Wireless Reports First Quarter 2013 Results

•	First quarter 2013 revenue of $101.4 million, up 9.8%, year-over-year

•	Non-GAAP loss from operations of $1.4 million, compared to a loss of $2.8 million a year ago

•	Non-GAAP net loss from continuing operations of $0.7 million and loss per share of $0.02, compared to non-GAAP net loss of $2.8 million a year ago and loss per share of $0.09

VANCOUVER, BRITISH COLUMBIA - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported first quarter 2013 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We experienced solid year-over-year revenue growth in the quarter, powered by a strong contribution from the acquired Sagemcom M2M business,” said Jason Cohenour, President and Chief Executive Officer.  “A major focus in the quarter was completing the sale of our AirCard® assets and operations to Netgear, which was accomplished in early April. We are now an M2M pure play, with leading global market share, the industry's broadest product line, and blue-chip customers.  Moreover, we now have significant financial capacity to accelerate growth and value creation through acquisitions, as we capitalize on the secular growth opportunity in M2M.”

In accordance with U.S. GAAP, assets and liabilities associated with the sale of our AirCard business on April 2, 2013, have been recorded as “held for sale” in our consolidated balance sheet as at March 31, 2013, and the results of operations of the AirCard business as discontinued operations in our consolidated statements of operations for the three months ended March 31, 2013. The historical consolidated statements of operations and related selected financial information have been retrospectively adjusted to distinguish between continuing operations and discontinued operations.
Our segments and product lines have changed from those reported at December 31, 2012. Effective January 1, 2013, we have one reportable M2M segment with two product lines. The OEM Solutions product line includes embedded wireless modules and tools for OEM customers, and the Enterprise Solutions product line includes intelligent gateways, routers and tools for enterprise customers, including a cloud offering for building, deploying, and managing M2M applications.
Revenue for the first quarter of 2013 was $101.4 million, an increase of 9.8% compared to $92.3 million in the first quarter of 2012, and a decrease of 7.3% compared to $109.4 million in the fourth quarter of 2012. The year-over-year revenue increase was driven by contribution from the M2M business of Sagemcom which was acquired in

August 2012. Revenue from OEM solutions was $89.2 million in the first quarter of 2013, up 11.4%, compared to $80.1 million in the first quarter of 2012. Revenue from enterprise solutions was $12.2 million in the first quarter of 2013, in line with the first quarter of 2012.

On a GAAP basis, gross margin was $33.4 million, or 32.9% in the first quarter of 2013, compared to $27.9 million, or 30.2% in the first quarter of 2012. Operating expenses were $40.3 million and loss from operations was $6.9 million in the first quarter of 2013, compared to operating expenses of $35.3 million and a loss from operations of $7.4 million in the first quarter of 2012. Net loss from continuing operations was $7.9 million, or $0.26 per diluted share, in the first quarter of 2013, compared to net loss of $7.2 million, or $0.23 per diluted share, in the first quarter of 2012. Net loss for continuing and discontinued operations was $6.1 million, or $0.20 per diluted share, compared to net earnings of $0.3 million, or $0.01 per diluted share, in the first quarter of 2012.

On a non-GAAP basis, gross margin was 33.0% in the first quarter of 2013, compared to 30.3% in the first quarter of 2012. Operating expenses were $34.9 million and loss from operations was $1.4 million in the first quarter of 2013, compared to operating expenses of $30.8 million and loss from operations of $2.8 million in the first quarter of 2012. Net loss from continuing operations was $0.7 million, or $0.02 per diluted share, in the first quarter of 2013, compared to a net loss of $2.8 million, or $0.09 per diluted share, in the first quarter of 2012. Net earnings for continuing and discontinued operations were $2.9 million , or $0.09 per diluted share, in the first quarter of 2013 compared to net earnings of $5.0 million, or $0.16 per diluted share, in the first quarter of 2012.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition costs, restructuring costs, integration costs, disposition costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
The Company provides the following guidance for the second quarter of 2013 for its continuing operations:
In the second quarter of 2013, we expect solid sequential and year-over-year revenue growth. We expect gross margin percentage and operating expenses to be similar to the first quarter of 2013 levels.

Q2 2013 Guidance	Consolidated Non-GAAP

Revenue	$107.0 to $111.0 million
Earnings from operations	$0.5 to $1.8 million
Net earnings from continuing operations	$0.4 to $1.2 million
Earnings per share from continuing operations	$0.01 to $0.04 per share

This Non-GAAP guidance for the second quarter of 2013 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.
Conference call, webcast and instant replay details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, May 2, 2013, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 15999405

For those unable to participate in the live call, a replay will be available until May 23, 2013. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.
To access the webcast, please follow the link below:
Sierra Wireless Q1 Financial Results Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://www.snwebcastcenter.com/webcast/sierrawireless-20130502/
The webcast will remain available at the above link for one year following the call.
We look forward to having you participate in our call.
Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the second quarter of 2013 and our fiscal year 2013, our business outlook for the short and longer term and our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

▪	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

▪	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

▪	Expected cost of goods sold;

▪	Expected component supply situation;

▪	Our ability to “win” new business;

▪	Expected deployment of next generation networks by wireless network operators;

▪	Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

▪	Expected tax rates relative mix of earnings amongst the tax jurisdictions in which we operate, along with foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

▪
We may experience higher than anticipated costs; disruption of, and demands on, our ongoing business; diversion of management's time and attention; adverse effects on existing business relationships with suppliers and customers and employee issues in connection with the divestiture of the AirCard assets and operations;

▪
Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, competition, different product mix, the loss of any of our significant customers;

▪	The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

▪	We may be unable to enforce our intellectual property rights or may be subject to claims and litigation that have an adverse outcome;

▪	The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

▪	Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading products and solutions for connected devices and machine-to-machine (M2M) communications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.
"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars, except where otherwise stated)

(Unaudited)

	Three months ended March 31,
	2013	2012
Revenue	$101,401	$92,335
Cost of goods sold	68,023	64,461
Gross margin	33,378	27,874

Expenses
Sales and marketing	10,356	9,321
Research and development	18,363	14,931
Administration	8,123	8,459
Restructuring	117	180
Integration	27	—
Amortization	3,276	2,387
	40,262	35,278
Loss from operations	(6,884)	(7,404)
Foreign exchange gain (loss)	(2,370)	206
Other expense	(132)	(171)
Loss before income taxes	(9,386)	(7,369)
Income tax recovery	1,448	124
Net loss from continuing operations	(7,938)	(7,245)
Net earnings from discontinued operations	1,863	7,590
Net earnings (loss)	$(6,075)	$345
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(904)	2,002
Comprehensive income (loss)	$(6,979)	$2,347
Basic and diluted net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Continuing operations	$(0.26)	$(0.23)
Discontinued operations	0.06	0.24
	$(0.20)	$0.01
Weighted average number of shares outstanding (in thousands)
Basic	30,695	31,175
Diluted	30,695	31,175

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

(Unaudited)

	March 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$55,923	$63,646
Accounts receivable, net of allowance for doubtful accounts of $1,959 (December 31, 2012 - $2,435)	114,160	108,624
Inventories	11,017	12,675
Deferred income taxes	22,230	22,199
Prepaids and other	34,323	24,252
Assets held for sale	46,876	54,340
	284,529	285,736
Property and equipment	19,153	20,039
Intangible assets	50,525	56,357
Goodwill	96,205	97,961
Deferred income taxes	3,880	3,880
Other assets	767	790
	$455,059	$464,763

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$128,125	$128,216
Deferred revenue and credits	1,306	1,312
Liabilities held for sale	7,075	10,353
	136,506	139,881
Long-term obligations	24,771	26,526
Deferred income taxes	300	300
	161,577	166,707
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding 30,791,455 shares (December 31, 2012 - 30,592,423 shares)	324,748	322,770
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 312,502 shares (December 31, 2012 - 716,313 shares)	(2,283)	(5,172)
Additional paid-in capital	20,807	23,203
Deficit	(41,424)	(35,283)
Accumulated other comprehensive loss	(8,366)	(7,462)
	293,482	298,056
	$455,059	$464,763

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars)
(unaudited)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$271,904

Common share cancellation	(800,000)	(6,312)	—	—	—	—	—	(6,312)
Stock option tax benefit for U.S. employees	—	—	—	—	71	—	—	71
Stock option exercises	85,051	637	—	—	(201)	—	—	436
Stock-based compensation	—	—	—	—	6,713	—	—	6,713
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	(2,489)
Distribution of vested RSUs	680	5	(497,884)	3,458	(3,467)	—	—	(4)
Net earnings	—	—	—	—	—	27,199	—	27,199
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	538	538
Balance as at December 31, 2012	30,592,423	$322,770	716,313	$(5,172)	$23,203	$(35,283)	$(7,462)	$298,056

Common share cancellation	(124,300)	(1,311)	—	—	—	(66)	—	(1,377)
Stock option exercises	295,206	3,071	—	—	(967)	—	—	2,104
Stock-based compensation	—	—	—	—	1,928	—	—	1,928
Distribution of vested RSUs	28,126	218	(403,811)	2,889	(3,357)	—	—	(250)
Net earnings (loss)	—	—	—	—	—	(6,075)	—	(6,075)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(904)	(904)
Balance as at March 31, 2013	30,791,455	$324,748	312,502	$(2,283)	$20,807	$(41,424)	$(8,366)	$293,482

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(Unaudited)

	Three months ended March 31,
	2013	2012
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$(6,075)	$345
Items not requiring (providing) cash
Amortization	7,511	6,982
Stock-based compensation	1,928	1,679
Deferred income taxes	(31)	(1,030)
Loss on disposal of property, equipment, and intangibles	—	159
Impairment of assets related to discontinued operations	1,004	—
Other	1,750	—
Taxes paid related to net settlement of equity awards	(250)	—
Changes in non-cash working capital
Accounts receivable	(6,643)	613
Inventories	7,354	3,224
Prepaid expenses and other	(9,044)	716
Accounts payable and accrued liabilities	(3,079)	(7,085)
Deferred revenue and credits	28	(480)
Cash flows provided (used) by operating activities	(5,547)	5,123
Investing activities
Additions to property and equipment	(2,199)	(3,603)
Proceeds from sale of property, equipment, and intangibles	11	61
Increase in intangible assets	(659)	(771)
Net change in short-term investments	—	9,345
Cash flows provided (used) by investing activities	(2,847)	5,032
Financing activities
Issuance of common shares, net of share issue costs	2,104	14
Repurchase of common shares for cancellation	(1,377)	(3,037)
Purchase of treasury shares for RSU distribution	—	(987)
Decrease in other long-term obligations	(627)	(642)
Cash flows provided (used) by financing activities	100	(4,652)
Effect of foreign exchange rate changes on cash and cash equivalents	571	(105)
Cash and cash equivalents, increase (decrease) in the period	(7,723)	5,398
Cash and cash equivalents, beginning of period	63,646	101,375
Cash and cash equivalents, end of period	$55,923	$106,773

SIERRA WIRELESS, INC.

RECONCILLIATION OF GAAP AND NON-GAAP RESULTS
(Unaudited)

(in thousands of U.S. dollars, except where otherwise stated)
	2013	2012 (1)
	Q1	Total	Q4	Q3	Q2	Q1

Revenue - GAAP and Non-GAAP	$101,401	$397,321	$109,405	$100,183	$95,398	$92,335

Gross margin - GAAP	$33,378	$125,274	$36,233	$31,086	$30,081	$27,874
Stock-based compensation	75	304	61	82	78	83
Gross margin - Non-GAAP	$33,453	$125,578	$36,294	$31,168	$30,159	$27,957

Loss from operations - GAAP	$(6,884)	$(22,206)	$(1,516)	$(6,728)	$(6,558)	$(7,404)
Stock-based compensation	1,655	5,781	1,470	1,462	1,403	1,446
Acquisition	—	3,182	387	2,196	599	—
Restructuring	117	2,251	42	498	1,531	180
Integration	27	—	—	—	—	—
Impairment of an asset in R&D	280	—	—	—	—	—
Acquisition related amortization	3,393	11,890	3,338	2,906	2,665	2,981
Earnings (loss) from operations - Non-GAAP	$(1,412)	$898	$3,721	$334	$(360)	$(2,797)

Net earnings (loss) from continuing operations - GAAP	$(7,938)	$(4,202)	$15,523	$(3,612)	$(8,868)	$(7,245)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	5,355	22,241	5,162	6,885	5,658	4,536
Unrealized foreign exchange loss (gain)	1,874	(3,139)	(1,655)	(1,218)	(165)	(101)
Income tax adjustments	—	(15,344)	(14,540)	(804)	—	—
Net earnings (loss) from continuing operations - Non-GAAP	$(709)	$(444)	$4,490	$1,251	$(3,375)	$(2,810)

Net earnings from discontinued operations - GAAP	$1,863	$31,401	$4,083	$7,279	$12,449	$7,590
Stock-based compensation and disposition costs	1,733	2,395	1,696	233	233	233
Net earnings from discontinued operations - Non-GAAP	$3,596	$33,796	$5,779	$7,512	$12,682	$7,823

Net earnings (loss) - GAAP	$(6,075)	$27,199	$19,606	$3,667	$3,581	$345
Net earnings (loss) - Non-GAAP	2,887	33,352	10,269	8,763	9,307	5,013

Diluted earnings (loss) from continuing operations per share
GAAP - (in dollars)	$(0.26)	$(0.14)	$0.50	$(0.12)	$(0.29)	$(0.23)
Non-GAAP - (in dollars)	$(0.02)	$(0.01)	$0.15	$0.04	$(0.11)	$(0.09)

Net earnings (loss) per share - diluted
GAAP - (in dollars)	$(0.20)	$0.88	$0.64	$0.12	$0.12	$0.01
Non-GAAP - (in dollars)	$0.09	$1.08	$0.33	$0.28	$0.30	$0.16
(1) Financial information has been retrospectively adjusted to reflect the presentation of the AirCard business as discontinued operations.

SIERRA WIRELESS, INC.

REVENUE BY PRODUCT

(In thousands of U.S. dollars)

(Unaudited)

	Three months ended Mar 31,
	2013	2012(1)

OEM Solutions	$89,232	$80,100
Enterprise Solutions	12,169	12,235
	$101,401	$92,335

(1) Comparative information has been reclassified to conform to current period presentation.